EXPRO GROUP HOLDINGS N.V.

1311 Broadfield Boulevard, Suite 400

Houston, Texas 77084

April 19, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:          Myra Moosariparambil

 Raj Rajan

Re:	Expro Group Holdings N.V. Form 10-K for the Year Ended December 31, 2023 Form 8-K filed February 21, 2024 File No. 001-36053

Ladies and Gentlemen:

Set forth below are the responses of Expro Group Holdings N.V. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 8, 2024, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) and Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the Commission on February 21, 2024. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for the Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 36

1.

In footnote (2) to the Adjusted EBITDA reconciliation, you disclose “Excluding $35.9 million of unrecoverable LWI-related costs during the year ended December 31, 2023, Adjusted EBITDA would have been $284.8 million and Adjusted EBITDA margin would have been 18.8%. Excluding $27.7 million of unrecoverable LWI-related costs during the year ended December 31, 2022, Adjusted EBITDA would have been $233.9 million and Adjusted EBITDA margin would have been 18.3%.” Similar disclosure is included in pages 35, 39, 41 and 42. Please tell us how you determined the amount of unrecoverable LWI-related costs included in this disclosure and which financial statement line item these costs are included. Considering unrecoverable LWI-related costs during the year ended December 31, 2023 and LWI start-up and commissioning costs on a large subsea project during the year ended December 31, 2022, appear to be normal, operating expenses necessary to operate your business, please explain to us how exclusion of these costs are appropriate. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please revise or advise.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company identifies project costs, including LWI-related costs, that are not reimbursable under the relevant client contract. Unrecoverable LWI-related costs include one-time start up and commission costs for newly developed and deployed technology as well as operating expenses in excess of operating revenue. The Company excluded unrecoverable LWI-related costs to allow investors to evaluate the financial performance of the business without the impact of these one-time costs.

However, in light of the Staff’s comment, the Company will not exclude unrecoverable LWI-related costs from its non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA margin, in its future filings with the Commission.

2.

You present Adjusted EBITDA Margin on a consolidated basis without also presenting the most directly comparable GAAP margin. Please expand your presentation to include a presentation of the most directly comparable GAAP measure as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will present Net income (loss) margin, the most directly comparable GAAP measure, whenever Adjusted EBITDA Margin is presented in future filings with the Commission, consistent with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Staff’s Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures.

U.S. Securities and Exchange Commission

April 19, 2024

3.

We note on page 34, you disclose management believes Adjusted Cash Flow from Operations is a useful tool to measure the operating cash performance of the Company as it excludes exceptional payments, interest payments and non-cash charges not related to your core operating activities and allows more meaningful analysis of the trends and performance of your core operations. Please address the following:

•	Clarify what you have determined to be an “exceptional payment” and which adjustments included in your calculation are exceptional payments.

•

You disclose adjusted cash flow from operations excludes non-cash charges not related to your core operating activities. Please clarify where non-cash amounts are included in the adjustments to this measure.

•

We note the description of the adjustments indicate cash payment for interest, severance and other expense, and merger and integration expenses. Considering these charges appear to require cash settlement, tell us how you considered the prohibitions of Item 10(e)(1)(ii)(A) of Regulation S-K when presenting this measure. Please revise or advise.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has classified the following cash payments as “exceptional payments” for purposes of calculating Adjusted Cash Flow from Operations: (i) merger and integration expenses consisting of non-recurring professional fees incurred for acquisitions and restructurings as well as business process improvement expenses, (ii) one-time post-merger integration costs (comprised of employee severance and facility exit costs) and (iii) equipment recovery costs, legal costs and an immaterial amount for write-offs of spare parts incurred in connection with the LWI incident that occurred in September 2023, involving the wire failure on the main crane of a third-party vessel.

In response to second bullet above, the Company respectfully acknowledges the Staff’s comment and advises the Staff that there are no non-cash charges excluded from Adjusted Cash Flow from Operations for the periods presented in the Form 10-K. As a result, there are no non-cash amounts included in the adjustments for this measure.

In response to the third bullet above, the Company respectfully acknowledges the Staff’s comment and advises the Staff that it will remove the presentation and discussion of Adjusted Cash Flow from Operations from its future filings with the Commission.

As management of the Company continues to believe that Adjusted Cash Flow from Operations provides useful information to investors, the Company intends to continue to provide this non-GAAP financial measure and the required reconciliations in materials that are not subject to Item 10(e) of Regulation S-K. The Company believes that Adjusted Cash Flow from Operations, as historically presented, will comply with the requirements of Regulation G. Specifically, such presentation includes the most directly comparable GAAP financial measure (net cash provided by (used in) operating activities) and a quantitative reconciliation of such measure to the most directly comparable GAAP financial measure. Further, the Company does not believe that such presentation includes a material misstatement or omission that would make the measure misleading.

Results of Operations for the years ended December 31, 2023, 2022 and 2021 Year ended December 31, 2023 compared to the year ended December 31, 2022 Severance and other expense, page 43

4.

You state here that the increase in severance and other expense was primarily attributable to unrecoverable LWI-related costs and a change in the fair value of deferred consideration. Please clarify how LWI-related costs impact the severance and other expenses during the periods presented and revise your disclosures as appropriate.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has included non-recurring LWI-related costs in severance and other expenses, as part of “other expenses.” These costs relate to the incident involving the wire failure on the main crane of a third-party vessel (comprised of equipment recovery costs, legal costs and an immaterial amount for write-offs of spare parts). The Company advises the Staff that it will revise its disclosure in future filings with the Commission as appropriate to clarify the components of “other expenses” that increased as a result of the LWI incident.

For example, the Company proposes to include a similar disclosure on a prospective basis, beginning with the Company’s upcoming 10-Q for the quarterly period ended March 31, 2024 (additional language is underlined).

Severance and other expense

Severance and other expense for the year ended December 31, 2023, increased by $6.6 million, to $14.4 million as compared to $7.8 million for the year ended December 31, 2022. The increase was primarily attributable to unrecoverable LWI-related costs and a change in the fair value of deferred consideration. The LWI-related costs resulted from the wire failure on the main crane of a third-party vessel and are comprised of equipment costs, legal costs, and an immaterial write-off of spare parts.

U.S. Securities and Exchange Commission

April 19, 2024

Item 8. Financial Statements and Supplementary Data Consolidated Statement of Operations, page 55

5.

We note you derive revenue from services and product sales. Please separately present product sales and services and related cost of revenue on the face of your statements of operations pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X and revise your discussions in MD&A accordingly or demonstrate to us why they are not required.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that product sales revenue accounts for less than 10 percent of the sum of revenue from services and product sales for all periods presented. As a result, the Company elected to combine revenue derived from services and products sales into one class pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X. The Company will continue to monitor its product sales revenue and will separately present product sales revenue pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X if it exceeds 10 percent of the Company’s total revenue in future periods.

Form 8-K filed February 21, 2024

Exhibit 99.1

Use of Non-GAAP Financial Measures, page 7

6.	Considering the comments 1 through 3 above, please revise the applicable non-GAAP measures and related disclosures as appropriate.

RESPONSE:

In response to the Staff’s comment and as set forth above in response to comments 1 through 3, the Company will (i) not exclude unrecoverable LWI-related costs from its non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA margin, (ii) present Net income (loss) margin, the most directly comparable GAAP measure, whenever Adjusted EBITDA Margin is presented and (iii) remove the presentation and discussion of Adjusted Cash Flow from Operations, in each case, in its future filings with the Commission. The Company advises the Staff that it will also make corresponding changes to its earnings releases furnished under Item 2.02 of Form 8-K.

Contribution, Contribution Margin and Support Costs, page 14

7.

You present the contribution margin on a consolidated basis without also presenting the most directly comparable GAAP gross margin. Please expand your presentation to include a presentation of the most directly comparable US GAAP measure as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the non-GAAP Financial Measures Compliance and Disclosure Interpretations.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will present gross margin, the most directly comparable GAAP measure, whenever contribution margin is presented in future earnings releases furnished under Item 2.02 of Form 8-K, consistent with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Staff’s Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures.

For example, the Company has presented gross margin before contribution margin for the periods presented below (in thousands). The Company proposes to include a similar presentation on a prospective basis, beginning with the Company’s upcoming earnings release for the quarterly period ended March 31, 2024.

	Three Months Ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2023	2022	2023	2022
Total revenue	$406,750	$369,818	$350,966	$1,512,764	$1,279,418

Less: Cost of revenue, excluding depreciation and amortization	(316,875)	(315,825)	(277,548)	(1,241,295)	(1,057,356)
Less: Depreciation and amortization related to cost of revenue	(62,798)	(37,334)	(34,471)	(171,963)	(139,089)
Gross profit	27,077	16,659	38,947	99,506	82,973

Add: Indirect costs (included in cost of revenue)	67,175	62,772	60,324	251,373	238,846
Add: Stock-based compensation expenses	1,755	1,789	1,466	6,967	7,658
Add: Depreciation and amortization related to cost of revenue	62,798	37,334	34,471	171,963	139,089
Contribution	158,805	118,554	135,208	529,809	468,566

Gross margin	7%	5%	11%	7%	6%

Contribution margin	39%	32%	39%	35%	37%

U.S. Securities and Exchange Commission

April 19, 2024

Reconciliation of Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Diluted Share, page 17

8.

Please provide a reconciliation of the non-GAAP Adjusted net income (loss) per share to GAAP net income (loss) per share. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will include a reconciliation of Adjusted net income (loss) per share to Net income (loss) per share, the most directly comparable GAAP measure, whenever Adjusted net income (loss) per share is presented in future earnings releases furnished under Item 2.02 of Form 8-K, consistent with Item 10(e)(1)(i)(B) of Regulation S-K.

For example, the Company has provided reconciliations of Adjusted net income (loss) per share to Net income (loss) per share for the periods presented below, which are presented immediately after the reconciliations of Adjusted net income (loss) to Net income (loss) that the Company previously presented for the periods indicated below (in thousands, except per share amounts). The Company proposes to include similar reconciliations on a prospective basis, beginning with the Company’s upcoming earnings release for the quarterly period ended March 31, 2024.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2023	2022	2023	2022
Net (loss) income	$(12,418)	$(13,886)	$12,931	$(23,360)	$(20,145)
Adjustments:
Merger and integration expense	5,432	817	4,996	9,764	13,620
Severance and other expense	8,901	1,897	2,411	14,388	7,825
Stock-based compensation expense	4,892	4,934	3,554	19,574	18,486
Total adjustments, before taxes	19,225	7,648	10,961	43,726	39,931
Tax benefit	-	-	(70)	(43)	(524)
Total adjustments, net of taxes	19,225	7,648	10,891	43,683	39,407
Adjusted net income (loss)	$6,807	$(6,238)	$23,822	$20,323	$19,262

As reported diluted weighted average common shares outstanding	110,325,863	108,777,429	109,348,871	109,161,453	109,072,761

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2023	2022	2023	2022
Net (loss) income per share	$(0.11)	$(0.13)	$0.12	$(0.21)	$(0.18)
Adjustments:
Merger and integration expense	0.05	0.01	0.05	0.09	0.12
Severance and other expense	0.08	0.02	0.02	0.13	0.07
Stock-based compensation expense	0.04	0.05	0.03	0.18	0.17
Total adjustments, before taxes	0.17	0.07	0.10	0.40	0.37
Tax benefit	-	-	(0.00)	(0.00)	(0.00)
Total adjustments, net of taxes	0.17	0.07	0.10	0.40	0.36
Adjusted net income (loss) per share	$0.06	$(0.06)	$0.22	$0.19	$0.18

U.S. Securities and Exchange Commission

April 19, 2024

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at (281) 994-1066.

Very truly yours, EXPRO GROUP HOLDINGS N.V.

By:	/s/ Quinn P. Fanning
Name: Quinn P. Fanning Title: Chief Financial Officer

cc:	Michael Jardon, President and Chief Executive Officer John McAlister, General Counsel and Secretary Michael Bentham, Principal Accounting Officer Tull R. Florey, Gibson, Dunn & Crutcher LLP